EXHIBIT 99
Contact:
D. Geoffrey Shulman, MD, Chairman & CEO — 416.363.5059
Robert F. Doman, President & COO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Shari Lovell, Director, Shareholder Services — 416.363.5059
Media contact:
Rosalba Cano, Spectrum Science Communications — 202.955.622
DUSA Pharmaceuticals Reports Fourth-Quarter
and Year-End 2006 Financial Results
Record Revenue of $8.2 million, Kerastick unit sales up 44% Highlight Fourth Quarter Results; Company Makes Further Progress on Product Development and International Distribution Initiatives; Company Records Non-Cash Impairment Charge in 2006
WILMINGTON, MA — March 16, 2007 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® photodynamic therapy (PDT) and other products targeting patients with common skin conditions, today reported financial results for the fourth quarter and full year ended December 31, 2006.
Total product revenues reached levels of $8.2 million and $25.6 million for the fourth quarter and full year 2006 respectively, versus $3.3 million and $11.3 million, respectively, in the comparable 2005 periods. The revenue increases were mainly reflective of significant Levulan Kerastick® unit volume sales growth, as well as the addition of non-PDT revenue associated with products acquired in the merger with Sirius Laboratories, Inc.® (Sirius) that closed in March 2006. Revenues from sales of PDT products were $5.2 million and $16.1 million for the fourth quarter and full year 2006 respectively, versus $3.3 million and $11.3 million for the comparable 2005 periods. Non-PDT revenues totaled $3.0 million and $9.5 million for the fourth quarter of 2006 and the period March 10, 2006 through December 31, 2006, respectively.
For the fourth quarter and full year 2006, DUSA’s net loss on a GAAP basis was ($18.3) million, or ($0.94) per common share, and ($31.3) million, or ($1.65) per common share, respectively. GAAP net loss for the comparable periods of 2005 was ($2.2) million, or ($0.13) per common share, and ($15.0) million, or ($0.89) per common share. On a non-GAAP basis, the Company’s net loss for the fourth quarter and full year 2006 was ($1.2) million, or ($0.06) per common share, and ($10.3) million, or ($0.54) per common share, respectively. Investors are encouraged to refer to the “Use of Non-GAAP Financial Measures” section and accompanying financial tables for a reconciliation of GAAP to non-GAAP information.
On March 7, 2007, the New Jersey District Court lifted the preliminary injunction which previously had enjoined Rivers Edge from selling its generic version of our product Nicomide®. The Company recorded a $15.7 million non-cash impairment charge in the fourth quarter related to the write down of the intangible assets acquired in the Sirius acquisition. We expect that River’s Edge will reenter the market with its generic version of Nicomide and that Nicomide sales will be adversely impacted throughout the litigation process. In the interim, we are considering alternative strategies aimed at mitigating market share loss.
Fourth-Quarter 2006 Highlights:
•	Kerastick unit sales grew 44% from 31,506 units in the fourth quarter of 2005 to 45,402 units in the fourth quarter of 2006. Unit sales in the U.S. were up 52% in the fourth quarter. On a full year basis, Kerastick unit sales increased 40% from 100,668 units in 2005 to 140,760 units in 2006.

•	Non-PDT revenues totaled $3.0 million for the fourth quarter of 2006, primarily driven by sales of Nicomide®.

•	Gross margins, excluding non-cash charges related to amortization and impairment of intangible assets, improved from 57% in the fourth quarter of 2005 to 72% in the fourth quarter of 2006. The increase was attributable to a 12% increase in PDT margins, as well as the addition of the higher margin non-PDT products.

•	DUSA’s net cash burn decreased to $0.3 million during the fourth quarter of 2006, down from $3.1 million and $1.6 million in the second and third quarters of 2006, respectively.

•	DUSA’s marketing partner for Latin America, Stiefel Laboratories, Inc., received regulatory approval to market Levulan PDT in Brazil. Product launch is scheduled to follow receipt of final pricing from the Brazilian regulatory authorities. Subsequent to the end of the quarter Stiefel received regulatory approval in Mexico. Regulatory filings have also been submitted in six additional markets in Latin America.

•	In early January 2007, DUSA announced the signing of an agreement with Daewoong Pharmaceutical Co. Ltd., to market Levulan PDT in certain Asian territories. The agreement contains milestone payments and minimum purchase quantities. Regulatory submissions necessary for approval to market Levulan in Korea are in progress.

•	In the product development area, there have been a number of developments:
•	DUSA finalized the protocol on its planned Phase IIb clinical trial of Levulan PDT in the treatment of acne, and began enrollment in the study during the first quarter of 2007.

•	Product and marketing plans were completed for the first quarter 2007 launch of ClindaReachTM, a new product from the Sirius acquisition, for the treatment of acne in hard-to-reach places, such as the back.

•	A supplemental ANDA (sANDA) was filed with the FDA for an additional new product for the treatment of rosacea which also was part of the Sirius acquisition. Product launch is planned for early 2008.
•	In light of our product development initiatives and higher priorities, including our new products associated with the Sirius acquisition, we have postponed the pursuit of FDA approval for Levulan PDT for the photodamage indication.
Management Comments
President and Chief Operating Officer Robert Doman said, “A strong fourth quarter of 2006 capped an important and successful transitional year for DUSA. On a non-GAAP basis, we saw improvement in all of our major financial metrics over the course of the year,” said Doman. “We reached record revenue levels of $8.2 million in the fourth quarter. Kerastick revenue in the US market increased 56% versus the prior year. Our margins continued to improve, reflecting both the addition of higher margin Sirius products in our overall mix and a 20% improvement in our PDT margins year over year. In addition, our cash burn for the quarter narrowed to $0.3 million and declined sequentially in every quarter throughout 2006.”
“As announced last week, the preliminary injunction against River’s Edge on its generic version of Nicomide was lifted on March 7th. While the Judge’s ruling, with respect to this motion, is disappointing we continue to believe in the validity of our intellectual property and the strength of our case. Although the ruling occurred in 2007, the impairment charge was recorded in 2006 in accordance with accounting rules.”
We continue to make progress on the international expansion of our Levulan franchise with the regulatory approval in Brazil and the signing of the agreement with Daewoong Pharmaceutical for the Asian markets.” Doman continued. “On the product development front, we introduced ClindaReach, for the treatment of acne vulgaris in hard-to-reach places, such as the back at the American Academy of Dermatology Meeting in February. U.S. commercial launch to the sales organization occurred this past week. Also, we have begun patient enrollment in our Phase IIb clinical trial of Levulan PDT in the treatment of moderate to severe acne.”
“Over the past year we have broadened our product portfolio, expanded our sales and marketing capabilities and, with increased reimbursement on Levulan PDT effective in January 2007, are poised to take advantage of the significant market opportunity our therapy has in our original approved indication, the treatment of actinic keratoses,” said Doman.
Financial Summary:
Revenues for the three- and twelve-month periods ended December 31, 2006 were comprised of the following:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2006		2006
	(Unaudited)	2005	(Unaudited)	2005
PDT Drug & Device Product Revenues
Kerastick Product Revenues
United States	$4,213,000	$2,568,000	$12,425,000	$7,957,000
Canada	208,000	242,000	1,147,000	935,000

Subtotal Kerastick Product Revenues	4,421,000	2,810,000	13,572,000	8,892,000
BLU-U Product Revenues
United States	659,000	442,000	2,292,000	1,930,000
Canada	88,000	96,000	233,000	515,000

Subtotal BLU-U Product Revenues	747,000	538,000	2,525,000	2,445,000

Total PDT Drug & Device Product Revenues	5,168,000	3,348,000	16,097,000	11,337,000

Total Non-PDT Drug Product Revenues	2,983,000	—	9,486,000	—

TOTAL PRODUCT REVENUES	$8,151,000	$3,348,000	$25,583,000	$11,337,000

The increase in Kerastick revenues for the three-month period ended December 31, 2006 from the comparable year-earlier period was driven by a number of factors, including: increased sales volumes, an increase in the Company’s average unit selling price, and increased levels of direct distribution to customers. Effective January 1, 2006, DUSA became the sole U.S. distributor of the Kerastick. The Company’s average net selling price for the Kerastick increased to $96.32 on a full year basis in 2006 from $88.33 for the comparable 2005 period. The increase in 2006 BLU-U® revenue was driven by an increase in the average unit selling price, partially offset by slightly lower sales volumes in Canada. The average selling price increased to $7,449 on a year-to-date basis in 2006 from $6,542 for the comparable 2005 period. For the 12-month period ended December 31, 2006, DUSA sold 332 BLU-U units, versus 368 units in the comparable 2005 period. In the U.S. market DUSA sold 292 BLU-U units compared to 276 in 2005. Non-PDT drug product revenues represent the revenues generated by the products acquired as part of DUSA’s merger with Sirius. The substantial majority of this revenue is attributable to sales of Nicomide.
Total product margins for the three-month period ended December 31, 2006 were $(10.3) million, or (127%), compared with $1.9 million, or 57%, for the comparable 2005 period. Total PDT drug and device product margins for the fourth quarter of 2006 were $3.6 million, or 69%, versus $1.9 million, or 57%, for the comparable 2005 period. Kerastick gross margins for the three-month period ended December 31, 2006 were 77%, versus 66% for the comparable 2005 period. Similar to the increase in revenues, the increase in margin is mainly attributable to increases in sales volumes and average unit selling prices, as well as increased levels of direct distribution to customers. BLU-U margins for the fourth quarter of 2006 were 21%, versus 9% for the comparable 2005 period. The increase in BLU-U margins is primarily attributable to an increase in average selling price. Non-PDT drug product margins reflect the margin generated by the products acquired as part of DUSA’s March 10, 2006 acquisition of Sirius. Total non-PDT drug product margins for the three-month period ended December 31, 2006 were $(13.9) million, or (466)%. It should be noted that non-PDT drug product margins for the year ended December 31, 2006 were negatively impacted by both the recording of the inventory acquired in the Sirius merger at its fair value in accordance with purchase accounting rules and amortization and impairment charges related to intangible assets acquired in the acquisition. The full impact of the inventory fair value adjustment was recognized over the six months following the acquisition ending in September 2006. Going forward, the Company expects gross margins on non-PDT drug products to be in the 80% to 90% range. As result of the dissolution of the preliminary injunction, the Company recorded a $15.7M non-cash impairment charge related to the write down of the intangible assets acquired in the Sirius acquisition. The Company will not be recording amortization expense in the future as the intangible asset has been fully written down in 2006.
Total operating costs for the three-month period ended December 31, 2006 were $8.1 million, compared with $4.5 million in the fourth quarter of 2005. Research and developments costs increased to $1.8 million for the fourth quarter of 2006 from $0.8 million in the comparable 2005 period due to costs associated with the adoption of SFAS 123(R) in the amount of $0.4 million, and the Company’s receipt of a non-recurring refund from the FDA in the fourth quarter of 2005 in the amount of approximately $0.5 million.
Marketing and sales costs increased to $3.5 million for the fourth quarter of 2006 from $2.2 million in the comparable 2005 period due primarily to an increase in the size of the Company’s sales force resulting from the Sirius acquisition, as well as an increase in marketing headcount. General and administrative costs increased to $2.8 million in the fourth quarter of 2006 from $1.5 million in the comparable 2005 period due principally to increased legal spending, a $0.4 million non-cash stock-based compensation charge in accordance with SFAS 123(R), and incremental costs associated with the acquisition of Sirius. The legal expenses include approximately $0.3 million in costs related to court and patent office proceedings involving the patent on Nicomide.
As of December 31, 2006, total cash, cash equivalents, and U.S. government securities were $18.2 million, compared to $34.8 million at December 31, 2005. The decrease is primarily attributable to cash expended on the Sirius acquisition, as well as the funding of operational expenses. Net cash expenditures for the fourth quarter of 2006 narrowed to $0.3 million, down from $1.6 million in the third quarter 2006. Goodwill acquired as part of the Sirius merger totaled $5.8 million as of December 31, 2006.

Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	DECEMBER 31,
	2006	2005
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,267,071	$4,210,675
Marketable securities	14,943,196	30,579,486
Accrued interest receivable	158,374	353,449
Accounts receivable, net	2,060,565	373,130
Inventory	2,343,472	1,860,793
Deferred acquisition costs	—	831,875
Prepaid and other current assets	1,535,819	776,293

TOTAL CURRENT ASSETS	24,308,497	38,985,701
Restricted cash	162,805	144,541
Property, plant and equipment, net	2,567,286	2,971,869
Goodwill	5,772,505	—
Deferred charges and other assets	944,720	228,520

TOTAL ASSETS	$33,755,813	$42,330,631

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$649,523	$934,694
Accrued compensation	1,674,470	1,071,677
Other accrued expenses	3,841,891	1,995,679
Deferred revenue	57,270	94,283

TOTAL CURRENT LIABILITIES	6,223,154	4,096,333
Other liabilities	1,199,086	205,570

TOTAL LIABILITIES	7,422,240	4,301,903

COMMITMENTS AND CONTINGENCIES (NOTE 15)
SHAREHOLDERS’ EQUITY
Capital Stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding:

19,487,942 and 17,041,197 shares of common stock, no par, at December 31, 2006 and December 31, 2005, respectively	142,959,298	125,626,163
Additional paid-in capital	4,320,625	2,035,783
Accumulated deficit	(120,886,977)	(89,537,470)
Accumulated other comprehensive loss	(59,373)	(95,748)

TOTAL SHAREHOLDERS’ EQUITY	26,333,573	38,028,728

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,755,813	$42,330,631

DUSA Pharmaceuticals, Inc. Condensed Consolidated Statement of Operations (Unaudited)

	3 months ended December 31,		12 months ended December 31,
	2006		2006
	(Unaudited)	2005	(Unaudited)	2005
Product Revenues	$8,150,636	$3,348,487	$25,582,986	$11,337,461
Cost of Product Revenues
Cost of Product Revenues and Royalties	2,734,550	1,432,013	10,369,957	6,213,601
Impairment of Intangible Assets	15,746,032	—	15,746,032	—
Total Cost of Product Revenues	18,480,582	1,432,013	26,115,989	6,213,601

Gross Margin	(10,329,946)	1,916,474	(533,003)	5,123,860
Operating Costs
Research and Development	1,831,717	778,305	6,213,851	5,587,599
In-process research and development	—	—	1,600,000	—
Marketing and Sales	3,530,561	2,183,229	12,644,654	9,068,984
General and Administrative	2,768,402	1,515,632	11,195,726	6,703,047
Restructuring		—	—	150,917

Total Operating Costs	8,130,680	4,477,166	31,654,231	21,510,547

Loss from Operations	(18,460,626)	(2,560,692)	$(32,187,234)	(16,386,687)

Other Income
Other Income, net	192,020	327,996	837,727	1,387,978

Net Loss	$(18,268,606)	$(2,232,696)	$(31,349,507)	$(14,998,709)

Basic and Diluted Net Loss per Common Share	$(0.94)	$(0.13)	$(1.65)	$(0.89)

Weighted Average Number of Common Shares	19,473,742	16,967,501	19,006,609	16,932,138

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude share-based compensation expense, amortization of intangible assets, impairment of intangible assets and an in-process research and development charge related to the Company’s merger with Sirius in the first quarter of 2006. The Company believes this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. The Company uses the modified prospective method to report compensation charges associated with the expensing of stock options. Results for prior periods have not been adjusted to reflect non-GAAP financial performance. Management believes these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results in the reported period to those in prior periods that did not include SFAS 123(R) stock based compensation. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the

Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	For the three months ended December 31, 2006
	(Unaudited)
			Non-cash
			charges
		SFAS 123(R)	related to the
		Adjustment	purchase of
	GAAP	(a)	Sirius		Non-GAAP
Product Revenues	$8,150,636				$8,150,636
Cost of Product Revenues Cost of Product Revenues and Royalties	2,734,550	$(20,405)	$(437,310	)(b)	2,276,835
Impairment of Intangible Assets	15,746,032	—	(15,746,032	)(c)	—

Total Cost of Product Revenues	18,480,582	(20,405)	(16,183,342)		2,276,835

Gross Margin	(10,329,946)	20,405	16,183,342		5,873,801
Operating Costs Research and Development	1,831,717	(357,484)			1,474,233
Marketing and Sales	3,530,561	(98,061)			3,432,500
General and Administrative	2,768,402	(395,777)			2,372,625

Total Operating Costs	8,130,680	(851,322)			7,279,358

Loss from Operations	$(18,460,626)	$871,727	$16,183,342		$(1,405,557)

Other Income
Other Income, net	192,020				192,020

Net Loss	$(18,268,606)	$871,727	$16,183,342		$(1,213,537)

Basic and Diluted Net Loss per Common Share	$(0.94)				$(0.06)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	19,473,742				19,473,742

(a)	Share based compensation expense resulting from the adoption of SFAS 123(R) on January 1, 2006

(b)	Amortization of intangible assets for the three-month period ended December 31, 2006

(c)	Impairment of intangible assets

	For the twelve months ended December 31, 2006
	(Unaudited)
			Non-cash
			charges
		SFAS 123(R)	related to the
		Adjustment	purchase of
	GAAP	(a)	Sirius		Non-GAAP
Product Revenues	$25,582,986				$25,582,986
Cost of Product Revenues
Cost of Product Revenues and Royalties	10,369,957	$(81,007)	$(1,413,968	)(b)	8,874,982
Impairment of Intangible Assets	15,746,032	—	(15,746,032	)(c)	—

Total Cost of Product Revenues	26,115,989	(81,007)	(17,160,000)		8,874,982

Gross Margin	(533,003)	81,007	17,160,000		16,708,004
Operating Costs
Research and Development	6,213,851	(621,042)			5,592,809
In-process Research and Development	1,600,000		(1,600,000	)(d)	—
Marketing and Sales	12,644,654	(368,480)			12,276,174
General and Administrative	11,195,726	(1,214,315)			9,981,411

Total Operating Costs	31,654,231	(2,203,837)	(1,600,000)		27,850,394

Loss from Operations	$(32,187,234)	$2,284,844	18,760,000		$(11,142,391)

Other Income
Other Income, net	837,727				837,727

Net Loss	$(31,349,507)	$2,284,844	$18,760,000		$(10,304,663)

Basic and Diluted Net Loss per Common Share	$(1.65)				$(0.54)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	19,006,609				19,006,609

(a)	Share based compensation expense resulting from the adoption of SFAS 123(R) on January 1, 2006

(b)	Amortization of intangible assets from date of acquisition (March 10, 2006) through December 31, 2006

(c)	Impairment of intangible assets

(d)	In-process research and development, one-time charge

Conference Call Details and Dial-in Information
In conjunction with this announcement, DUSA will host a conference call today:
Friday, March 16th — 8:30 a.m. Eastern
If calling from the US or Canada use the following toll-free number:
800.647.297.4314
Password — DUSA
For international callers use
641.297.7663
Password — DUSA
A recorded replay of the call will be available
North American callers 877.863.0350
International callers 858.244.1268
The call will be accessible on our web site approximately one hour following the call at www.dusapharma.com.
About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology specialty pharmaceutical company focused primarily on the development and marketing of its Levulan Photodynamic Therapy (PDT) technology platform, and complementary dermatology products. Levulan PDT is currently approved for the treatment of pre-cancerous actinic keratoses, and is being developed for the treatment of acne. DUSA’s other dermatology products include Nicomide®, and the AVAR® line. DUSA is also supporting certain internal indications of Levulan PDT. DUSA is based in Wilmington, Mass. Please visit our Web site at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to expectations regarding reentry of a generic Nicomide product and adverse impact on Nicomide sales, expectations for the amount of gross margins on non-PDT products, intention not to record further amortization expense with respect to intangible assets, beliefs regarding the validity of our intellectual property and the strength of our case against River’s Edge, and development of treatments for acne and rosacea. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, the drug approval process, pricing approval process, changing market and regulatory conditions, the clinical trial process, the maintenance of our patent portfolio, dependence on third-party manufacturers, the uncertainties of the litigation process, the ability to maintain our sales force, changes in our long and short term goals, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2006.
###